UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-39820

Clever Leaves Holdings Inc.
(Exact name of registrant as specified in its charter)

Bodega 19-B Parque Industrial Tibitoc P.H., Tocancipá - Cundinamarca, Colombia (561) 634-7430
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares without par value Warrants, each warrant exercisable for 1/30th common share at an exercise price of $11.50
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common shares without par value: 252

Warrants, each warrant exercisable for 1/30th common share at an exercise price of $11.50: 34

Pursuant to the requirements of the Securities Exchange Act of 1934, Clever Leaves Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Clever Leaves Holdings Inc.

Date: May 16, 2024	By:	/s/ Andres Fajardo
	Name:	Andres Fajardo
	Title:	Chief Executive Officer